Exhibit 99.1

ReTo Eco-Solutions Receives Nasdaq Extension Notice

BEIJING, CHINA – August 13, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a one-stop, total technology solutions provider for the healthy improvement of ecological environments, today announced it has received an extension notice from Nasdaq stating that the Company has until October 31, 2020 to file its annual report on Form 20-F for the year ended December 31, 2019 to regain compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s common shares will continue to trade on the Nasdaq Capital Market under the symbol “RETO.”

As previously disclosed by ReTo in its Form 12b-25 filed with the Commission on June 12, 2020, the Company was unable to file its Form 20-F by its original deadline without unreasonable effort or expense. The Company noted its Form 20-F filing was delayed due to auditing challenges surrounding COVID-19 in China. The Company’s audit is in process and expected to be completed in a timely manner in order to allow the filing of its Form 20-F on or before October 31, 2020.

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO) is a leader in ecological innovation, with sustainable environmental priorities and seeks to empower communities through its proprietary technologies, systems and solutions, which have been used to bring clean water and fertile soil to villages and cities worldwide. The Company is founded on its strategy of Technology Improves Ecology and is a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design and installation for the health and improvement of ecological environments, such as ecological soil restoration, through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding its ability to timely file its annual report are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction and ecological solutions in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Phone: +1-914-337-8801

RETO@globalirpartners.com